SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Assertio Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

04546C106
(CUSIP Number)

Kirk Rule
Highbridge Capital Management, LLC
277 Park Avenue, 23rd Floor
New York, New York 10172
(212) 287-2500

with a copy to:
Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2020
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 10 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04546C106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 04546C106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Highbridge Tactical Credit Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,541,929 shares of Common Stock (including 3,383,170 shares of Common Stock issuable upon exercise of the Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.63%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 04546C106	SCHEDULE 13D	Page 4 of 10 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) Assertio Holdings, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

Item 2.	IDENTITY AND BACKGROUND.

(a), (f) This statement is filed by Highbridge Capital Management, LLC, a Delaware limited liability company (“Highbridge Capital”) and Highbridge Tactical Credit Master Fund, L.P. (“HTCC” and, together with Highbridge Capital, the “Reporting Persons”), a Delaware limited partnership. Highbridge Capital serves as the trading manager of HTCC with respect to the shares of the Common Stock directly held by HTCC.

(b) The principal business address of each of the Reporting Persons is 277 Park Avenue, 23rd Floor, New York, New York 10172.

(c) Highbridge Capital is primarily engaged in the business of providing management services to investment funds and is the investment manager of HTCC. HTCC is primarily engaged in investing in securities.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceedings, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

The filing of this statement should not be construed as an admission that the Reporting Persons were, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of the shares of Common Stock reported herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Funds for the purchase of the shares of Common Stock (including the Warrants (as defined in Item 6)) reported herein were derived from general working capital of HTCC.  HTCC received 3,681,441 shares of Common Stock and Warrants to purchase 3,383,170 shares of Common upon completion of the merger of the Company and Zyla Life Sciences on May 20, 2020.  A total of approximately $7,627,491 was paid to acquire the shares of Common Stock (including the Warrants) reported herein.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for HTCC with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

CUSIP No. 04546C106	SCHEDULE 13D	Page 5 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION.

Each of the Reporting Persons acquired beneficial ownership of the securities to which this Schedule 13D relates for investment purposes in the ordinary course of business pursuant to the investment strategies of the Reporting Persons.

HTCC, collectively with other funds and investment vehicles advised by Highbridge Capital, own a controlling interest in a privately-held operating company ("Portfolio Company"). On September 24, 2020, Portfolio Company made a proposal to the Company concerning a potential business combination transaction (the "Proposal"), following review of the Proposal by the board of directors of Portfolio Company on September 23, 2020. This business combination would involve stock consideration and is intended to be pursued as a mutually negotiated transaction. If consummated, this transaction would result in the current owners of Portfolio Company beneficially owning a majority of the outstanding shares of Common Stock (and could result in funds and investment vehicles advised by Highbridge Capital beneficially owning a majority of the outstanding shares of Common Stock). Portfolio Company (as well as its affiliates, including the Reporting Persons) may engage in discussions with the Company concerning the Proposal, but the transaction contemplated by the Proposal remains subject to due diligence, negotiation of mutually acceptable definitive agreements and review and approval by Portfolio Company's board of directors and owners, including the Reporting Persons (in addition to any review and approval required by the Company's board of directors and stockholders). The Proposal may be abandoned, withdrawn or modified by Portfolio Company at any time. No assurance can be made that the transaction contemplated by the Proposal will be entered into or completed. The Reporting Persons do not intend to update this Schedule 13D with regard to the Proposal except to the extent required by applicable rules and regulations of the SEC.

Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Depending on various factors, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, tendering into an offer to purchase the Company’s Common Stock, purchasing additional shares of Common Stock or any of the Company’s debt or equity securities, selling or otherwise disposing of some or all of their shares of Common Stock or any of the Company’s debt or equity securities, short selling or otherwise hedging some or all of their shares of Common Stock or any of the Company’s debt or equity securities, in each case, in the open market or in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Company on a continuing basis and may or may not engage in discussions with the Board and management as well as other shareholders of the Company concerning the business, operations and future plans of the Company.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 107,121,683 shares of Common Stock outstanding as of August 3, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Securities and Exchange Commission on August 10, 2020 (the "10-Q"), and assumes the exercise of the Warrants.

CUSIP No. 04546C106	SCHEDULE 13D	Page 6 of 10 Pages

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Persons has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by HTCC.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons own warrants (the “Warrants”) that are exercisable into 3,383,170 shares of Common Stock at any time and from time to time at an exercise price of $0.0004 per share, subject to the terms and conditions set forth therein. Other than as described in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Company.The foregoing summary of the Warrants is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrants, a form of which is referenced as Exhibit 2 to this Schedule 13D and is also incorporated herein by reference.

Item 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Form of Warrant (incorporated by reference to Exhibit 4.4 of the Form 10-Q).

CUSIP No. 04546C106	SCHEDULE 13D	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 2, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

CUSIP No. 04546C106	SCHEDULE 13D	Page 8 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: October 2, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ Kirk Rule
Name:	Kirk Rule
Title:	Executive Director

CUSIP No. 04546C106	SCHEDULE 13D	Page 9 of 10 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: HIGHBRIDGE CAPITAL MANAGEMENT, LLC

The following sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Highbridge Capital Management, LLC:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Rule, Kirk, David	Chief Compliance Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172
Oliva, John, Leo	Managing Director/Member of the Board of Managers (Highbridge Capital Management, LLC)	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172
Creatore, Marc, David	Chief Operating Officer/Chief Financial Officer/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172
Cresswell, Richard, James	Chief Risk Officer/Executive Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172

CUSIP No. 04546C106	SCHEDULE 13D	Page 10 of 10 Pages

Segal, Jonathan	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172
Hempel, Jason	Co-Portfolio Manager/Managing Director	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172
Parker, Julie, Elizabeth	Chief Legal Officer	United States	c/o Highbridge Capital Management, LLC, 277 Park Avenue, 23rd Floor, New York, New York 10172

REPORTING PERSON: HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

The general partner of Highbridge Tactical Credit Master Fund, L.P. is Highbridge GP, Ltd. The following sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Highbridge GP, Ltd.:

Name	Position and Present Principal Occupation	Citizenship	Business Address
Harris, Clive	Director	United Kingdom	#7 Raleigh Harbour North, 228 Raleigh Quay, Governor’s Harbour, West Bay, Grand Cayman, Cayman Islands
Crawshaw, Richard, C.	Director	United Kingdom	17 Silver Thatch Drive, George Town, Grand Cayman, Cayman Islands